File No. 70-9551
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


NiSource Inc.                                 New NiSource Inc.
801 East 86th Avenue                          801 East 86th Avenue
Merrillville, Indiana  46410-6272             Merrillville, Indiana 46410-6272

         (Name of company filing this statement and address of principal executive offices)

                                      None

 (Name of top registered holding company parent of each applicant or declarant)

                                 Mark T. Maassel
                           Vice President, Regulatory
                              & Governmental Policy
                                  NiSource Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                   (Names and addresses of agents for service)


The Commission is requested to send copies of all notices, orders and communications to:

Peter V. Fazio, Jr., Esq.                     William T. Baker, Jr.
Schiff Hardin & Waite                         Thelen Reid & Priest LLP
6600 Sears Tower                              40 West 57th Street
Chicago, Illinois  60606-6473                 New York, New York  10019

William C. Weeden                             William S. Lamb, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP      LeBoeuf, Lamb, Greene & MacRae LLP
1440 New York Avenue, NW                      125 West 55th Street
Washington, D.C.  20005                       New York, New York 10019-5389

ITEM 1.        DESCRIPTION OF TRANSACTION

               On February 27, 2000, NiSource Inc., an Indiana corporation ("NiSource"), Columbia Energy Group, a Delaware corporation ("Columbia") and New NiSource, Inc., a Delaware corporation ("New NiSource") entered into an Agreement and Plan of Merger, as amended and restated as of March 31, 2000 (the "Merger Agreement"), under which New NiSource or, in the alternative, NiSource, will acquire all of the outstanding shares of Columbia. NiSource and New NiSource will file an amendment to this Application-Declaration which will describe the terms of the proposed merger and restate Item 1 in its entirety.


ITEMS 2-7.

               In a further amendment to this Application-Declaration, Items 2-7 will be restated and amended and restated in their entirety to reflect the terms of the proposed transactions under the Merger Agreement.

                                    SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned companies have duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                        NISOURCE INC.


                                             /s/ Gary L. Neale
                                        ---------------------------------------
                                        Name:  Gary L. Neale
                                        Title: Chairman and President


                                        NEW NISOURCE INC.


                                             /s/ Gary L. Neale
                                        ---------------------------------------
                                        Name:  Gary L. Neale
                                        Title: Chairman of the Board and
                                               President

Date:  April 5, 2000


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